

November 21, 2013

David C. Burney- Chief Financial Officer
Astronics Corporation
130 Commerce Way
East Aurora, New York 14052

    Re: **Astronics Corporation**
          Form 10-K for the fiscal year ended December 31, 2012
          Filed February 22, 2013
          File No. 000-07087

Dear Mr. Burney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 13

Consolidated Overview of Operations, page 17

1. We note that your discussion does not directly address cost of products sold. In this regard, your disclosures should be supplemented with a discussion of cost of products sold. These additional disclosures should discuss the significant cost components included in cost of products sold, as a percentage or in dollar amounts, and changes to such cost components that had a material impact on your results of operations. Please give consideration to including a tabular presentation of these cost components, such as materials and labor costs, to enhance the narrative discussion. See Instruction #4 to Item 303(a) of Regulation S-K. Please similarly revise the discussion of your segment results of operations for Aerospace and for Test Systems.

David C. Burney
Astronics Corporation
November 21, 2013
Page 2

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Principles and Practices, page 31

2. Please add a description of your accounting policy with respect to the computations of basic and diluted earnings per share. In this regard, please address any securities, such as out-of-the-money stock options, that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. See ASC 260-10-50-1(c) for guidance.

Revenue and Expense Recognition, page 31

3. You indicate that you periodically review estimates of progress towards completion and project costs. However, please tell us how your disclosures to comply with ASC 605-35-50-9 through 10. Also, please disclose the nature of the inputs subject to volatility or change, along with a corresponding sensitivity analysis, in your discussion of critical accounting policies, as applicable.

4. It appears that you have contracts with multiple element arrangements. In this regard, it is not clear how your current disclosures comply with requirements set forth in ASC 605-25-50-2. Please advise.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief